# SEC Schedule 13D/A (Amendment No. 17) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NexPoint Residential Trust, Inc., CIK 0001620393
CUSIP: 65341D102
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 300 CRESCENT COURT, SUITE 700, DALLAS, Texas (TX), 75201
Date of event which requires filing of this statement: 05/22/2026
Filed by CIK 0001228922
Persons authorized to receive notices and communications: Stephanie Vitiello, CCO, NexPoint Advisors, L.P., 300 Crescent Court, Suite 700, Dallas, Texas (TX), 75201, 214-453-6500

## Reporting persons
- DONDERO JAMES D (CIK 0001228922): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), working capital (WC); sole voting power 791,652.15; shared voting power 2,804,290.07; sole dispositive power 791,652.15; shared dispositive power 2,804,290.07; aggregate amount beneficially owned 3,595,942.22 (14.1% of the class)
- NexPoint Advisors, L.P. (CIK 0001617621): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 161,970; sole dispositive power 0; shared dispositive power 161,970; aggregate amount beneficially owned 161,970 (0.6% of the class)
- NEXPOINT ASSET MANAGEMENT, L.P. (CIK 0001469877): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 409,063; sole dispositive power 0; shared dispositive power 409,063; aggregate amount beneficially owned 409,063 (1.6% of the class)
- DONDERO NANCY MARIE: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 14,417; shared voting power 2,217,471.65; sole dispositive power 14,417; shared dispositive power 2,217,471.65; aggregate amount beneficially owned 2,231,888.65 (8.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: NexPoint Residential Trust, Inc.
Address of issuer's principal executive offices: 300 CRESCENT COURT, SUITE 700, DALLAS, Texas (TX), 75201
Comment: This Amendment No. 17 (this "Amendment") is being filed on behalf of James D. Dondero, NexPoint Advisors, L.P., a Delaware limited partnership ("NexPoint Advisors"), NexPoint Asset Management, L.P., a Delaware limited partnership ("NAMLP"), and Nancy Marie Dondero (collectively, the "Reporting Persons"), and amends the Schedule 13D filed with the United States Securities and Exchange Commission on March 26, 2015, as subsequently amended on April 14, 2015, as subsequently amended on April 23, 2015, as subsequently amended on April 28, 2015, as subsequently amended on September 2, 2015, as subsequently amended on October 19, 2015, as subsequently amended on July 22, 2016, as subsequently amended on October 27, 2016, as subsequently amended on April 17, 2017, as subsequently amended on March 27, 2018, as subsequently amended on July 26, 2018, as subsequently amended on November 20, 2018, as subsequently amended on March 23, 2020, as subsequently amended on March 30, 2020, as subsequently amended on July 13, 2022, as subsequently amended on January 29, 2024 and as subsequently amended on February 17, 2026 (the "Schedule 13D"). The Schedule 13D is supplementally amended as follows.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The responses to Items 4, 5 and 6 of the Schedule 13D are incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of August 31, 2026, (i) James D. Dondero may be deemed to beneficially own 3,595,942.2194 shares of Common Stock, which represents approximately 14.07% of the outstanding shares of Common Stock; (ii) NexPoint Advisors may be deemed to beneficially own 161,970 shares of Common Stock, which represents approximately 0.63% of the outstanding shares of Common Stock; (iii) NAMLP may be deemed to beneficially own 409,063 shares of Common Stock, which represents approximately 1.6% of the outstanding shares of Common Stock; and (iv) Nancy Marie Dondero, held in a joint account and in her capacity of trustee of a trust, may be deemed to beneficially own 2,231,888.6452 shares of Common Stock, which represents approximately 8.74% of the outstanding shares of Common Stock. James D. Dondero has the right to acquire beneficial ownership of the 2,217,471.6452 shares of Common Stock owned by the trust.
Number of shares as to which each person has sole or shared power to vote or dispose:
(1) James D. Dondero has sole voting power and sole dispositive power with respect to 791,652.15 shares of Common Stock and shared voting power and shared dispositive power with respect to 2,804,290.07 shares of Common Stock. These shares are held by James D. Dondero both directly and indirectly through NexPoint Advisors and NAMLP (as described in Items 5(b)(2)-(3) below), accounts advised by other affiliated investment advisors, an employee benefit plan and a trust. These shares also include shares that James D. Dondero has the right to acquire beneficial ownership of that are held by the trust referred to in Item 5(a), for which he does not serve as trustee. James D. Dondero is the sole member of NexPoint Advisors' general partner, and he may be deemed to be an indirect beneficial owner of the shares held by NexPoint Advisors. James D. Dondero is also the sole stockholder and director of NAMLP's general partner, and he may be deemed to be an indirect beneficial owner of the shares held by NAMLP. James D. Dondero disclaims beneficial ownership of such shares.

(2) NexPoint Advisors has sole voting power and sole dispositive power with respect to 0 shares of Common Stock and shared voting power and shared dispositive power with respect to 161,970 shares of Common Stock. These shares are held by NexPoint Advisors indirectly through advised accounts. James D. Dondero is the sole member of NexPoint Advisors' general partner, and he may be deemed to be an indirect beneficial owner of the shares held by NexPoint Advisors.

(3) NAMLP has sole voting power and sole dispositive power with respect to 0 shares of Common Stock and shared voting power and shared dispositive power with respect to 409,063 shares of Common Stock. These shares are held by NAMLP indirectly through advised accounts. James D. Dondero is the sole stockholder and director of NAMLP's general partner, and he may be deemed to be an indirect beneficial owner of the shares held by NAMLP.

(4) Nancy Marie Dondero has sole voting power and sole dispositive power with respect to 14,417 shares of Common Stock and shared voting power and shared dispositive power with respect to 2,217,471.6452 shares of Common Stock. These shares include shares that Nancy Marie Dondero may be deemed to beneficially own as the trustee of the trust referred to in Item 5(a) and through direct ownership in a shared account. Nancy Marie Dondero is the sister of James D. Dondero and disclaims beneficial ownership of such shares.
Transactions in the class effected during the past sixty days: Except for the acquisition of 54.8423 shares of Common Stock under the Issuer's Dividend Reinvestment Plan (the "DRIP") at an aggregate value of $1,356.25 on August 5, 2026, 353.5811 shares of Common Stock under the DRIP at an aggregate value of $9,313.33 on July 27, 2026 and 32,183.595 shares of Common Stock under the DRIP at an aggregate value of $895,669.45 on July 15, 2026, the Reporting Persons did not acquire or dispose of any Common Stock in the 60 days preceding August 31, 2026.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

## Signatures
- DONDERO JAMES D: /s/ James D. Dondero, James D. Dondero (09/25/2026)
- NexPoint Advisors, L.P.: /s/ James D. Dondero, James D. Dondero, Sole Member (09/25/2026)
- NEXPOINT ASSET MANAGEMENT, L.P.: /s/ James D. Dondero, James D. Dondero, Sole Member (09/25/2026)
- DONDERO NANCY MARIE: /s/ Nancy Marie Dondero, Nancy Marie Dondero (09/25/2026)